SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934.

                                                   Commission File No.  0-8426

                            Firstbank of Illinois Co.
             (Exact name of registrant as specified in its charter)

                             205 South Fifth Street
                           Springfield, Illinois 62794
                                 (217) 753-7543
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                          Common Stock, par value $1.00
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            (Title of each class of securities covered by this Form)

                                      None
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              (Titles of all other classes of securities for which
                      a duty to file reports under Section
                             13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)   |X|    Rule 12h-3(b)(1)(ii)       |_|
              Rule 12g-4(a)(1)(ii)  |_|    Rule 12h-3(b)(2)(i)        |_|
              Rule 12g-4(a)(2)(i)   |_|    Rule 12h-3(b)(2)(ii)       |_|
              Rule 12g-4(a)(2)(ii)  |_|    Rule 15d-6                 |_|
              Rule 12h-3(b)(1)(i)   |X|

Approximate number of holders of record as of the certificate or notice date:  0

*Effective as of July 1, 1998, Firstbank of Illinois Co. ("Firstbank") merged with and into Ameribanc, Inc. ("Ameribanc"), and in connection therewith, the obligations of Firstbank with respect to these securities became obligations of Ameribanc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ameribanc, Inc., as successor by merger to Firstbank of Illinois Co., has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   July 16, 1998                     By: /s/  John W. McClure
                                              Name:  John W. McClure
                                              Title:   President